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                                                      EXHIBIT 99.08


DRAFT FOR REVIEW                               Contact:  Mike Szudarek
                                                         mszudarek@marxlayne.com
                                                         Michael Shmarak
                                                         shmarak@marxlayne.com
                                                         Marx Layne & Co.
                                                         248-855-6777

World's First Thermoplastic Steering  Column Support Bracket
Earns SPE "Most Innovative Use of Plastics" Award

TROY, Mich., Jan. XX, 1999 - InMold Corp.

(NASDAQ Bulletin Board OTC: MOLD)-in conjunction with DaimlerChrysler and Dupont Automotive-recently earned the Society of Plastic Engineers (SPE) "Most Innovative Use of Plastics" award in the chassis/hardware/assembly category for an innovative appplication of advanced plastic injection molding technology.

    The winning component-which debuted on the entire 1999 Chrysler minivan lineup-is the world's first thermoplastic steering column support bracket. The new component, developed in partnership with DuPont Automotive and DaimlerChrysler, is composed of Zytel(R) nylon 66, a glass-reinforced nylon.

    SPE awards are made annually based on the trend-setting nature of an application, as well as its anticipated impact on the automotive industry. In citing InMold's innovative steering column support bracket for its chassis/ hardware/assembly category, the SPE noted the product's cost and weight savings; design, installation and safety advantages; and potential for expanded application of the basic materials technology.

     "It is always a tremendous accomplishment to be recognized by one's peers," said Dave Shifflett, InMold's vice president of new business development. "At InMold Corp., we've invested in an environment where our engineers are encouraged to create new, innovative product solutions. We've combined the most modern computer-aided design equipment with the expertise learned from more than three decades of manufacturing molded plastic parts. The result is a unique blend of capabilities which allow us to produce components with benefits that far exceed those made from steel, magnesium or other materials."



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SPE Award......Page 2

    The innovative steering column support bracket, which appears in the Dodge Caravan, Plymouth Voyager and Chrysler Town & Country, was introduced during the middle of the automaker's production cycle-unique for a new component.

    The revolutionary new bracket provides a 30 percent reduction in cost, a 10 percent savings in weight (compared to its magnesium predecessor), increased durability and simplified installation. The new steering column bracket from InMold also provides a significant reduction in annual tooling costs, reduced assembly scrap (compared to the previous magnesium component), and improved safety through greater pliancy and reduced flammability.

    Headquartered in Troy, Mich, InMold Corp. (NASDAQ Bulletin Board OTC: MOLD), provides highly engineered components and systems design solutions to the automotive industry, with injection molding and engineering facilities in southeastern Michigan. InMold was formed in 1997 as a public corporation for the purpose of acquiring a family of injection molding companies. Later that year, it acquired and physically consolidated two long-time industry suppliers-GP Plastics, Inc. and A.E.P. Technologies, Inc., both of Rochester Hills, Mich.